As filed with the Securities and Exchange Commission
                      on December 23, 1996

=======================================================================

                SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, D.C. 20549

                        ------------------

                          SCHEDULE 14D-1
                      TENDER OFFER STATEMENT
(PURSUANT TO SECTION 14(d)(1) OF THE SECURITIES EXCHANGE ACT OF 1934)
                        (Amendment No. 11)
                               AND
                           SCHEDULE 13D
             UNDER THE SECURITIES EXCHANGE ACT OF 1934
                        (Amendment No. 24)

                        Loctite Corporation
                     (Name Of Subject Company)

                        HC Investments, Inc.
                            Henkel KGaA
                             (Bidders)

                        ------------------


              COMMON STOCK, PAR VALUE $0.01 PER SHARE
         (Including Any Associated Stock Purchase Rights)
                  (Title of Class of Securities)

                            540137 10 6
                            -----------
               (CUSIP Number of Class of Securities)
                        ------------------
                          Dr. Karl Gruter
                            Henkel KGaA
                         Henkelstrasse 67
                        D-40191 Dusseldorf
                              Germany
                          49-211-797-2137
           (Name, Address and Telephone Number of Person
 Authorized to Receive Notices and Communications on Behalf of Bidder)
                        ------------------
                          With a copy to:
                      William A. Groll, Esq.
                Cleary, Gottlieb, Steen & Hamilton
                         One Liberty Plaza
                     New York, New York 10006
                          (212) 225-2000

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      HC Investments, Inc. and Henkel KGaA hereby amend and
supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement") originally filed on November 6, 1996, as amended, with respect to the offer by HC Investments, Inc. to purchase all out-standing shares of Common Stock, par value $0.01 per share, of Loctite Corporation, a Delaware corporation, including the associated common stock purchase rights issued pursuant to the Rights
Agreement, dated as of April 14, 1994, between the Company and The First National Bank of Boston, as Rights Agent, and all benefits that may inure to holders thereof, for a purchase price of $61.00 per share, net to the seller in cash, without interest thereon, as set forth in this Amendment No. 11. This amendment also amends and supplements the Schedule 13D of Purchaser with respect to the Shares. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.

ITEM 10.  ADDITIONAL INFORMATION.

Item 10 of the Statement is hereby amended and supplemented by adding thereto the following:

      On December 23, 1996, Parent issued a press release, a copy of which is included as exhibit (g)(13) hereto and the information contained therein is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

Item 11 of the Statement is hereby amended to add the following exhibit:

(g)(13)    Press Release dated December 23, 1996.

                             SIGNATURE


      After due inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.


Dated: December 23, 1996

                        HC INVESTMENTS, INC.



                        by /s/ Ernest G. Szoke
                          ------------------------
                          Name: Ernest G. Szoke
                          Title: Secretary



                        HENKEL KGaA



                        by /s/ Lothar Steinebach      Petra Hammerlein
                          ----------------------------------------------
                          Name: Lothar Steinebach   Petra Hammerlein
                          Title: Vice President     Senior Counsel


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                           EXHIBIT INDEX


EXHIBIT
NUMBER         EXHIBIT NAME
(g)(13)        Press Release dated December 23, 1996.




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